Boxlight Corporation

2750 Premiere Parkway, Suite 900

Duluth, Georgia 30097

April 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Boxlight Corporation
Registration Statement on Form S-3
Request for Acceleration of Effectiveness
File No. 333-286421

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, Boxlight Corporation (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3, be accelerated to Thursday, April 24, 2025, at 4:00 p.m., Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act of 1933.

The Company requests that we be notified of such effectiveness by a telephone call to David M. Eaton of Kilpatrick Townsend & Stockton LLP at (404) 786-5540 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Gregory S. Wiggins
Gregory S. Wiggins
Chief Financial Officer

cc:	David M. Eaton, Kilpatrick Townsend & Stockton LLP